UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 1, 2005– September 2, 2005

CARDIOME PHARMA CORP.

(Translation of Registrant’s name into English)

6190 Agronomy Road, 6th Floor
(Address of principal executive offices)

Vancouver, British Columbia, V6T 1Z3, CANADA

CIK # 0001036141 FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or For 40-F]

Form 20-F    ☐                 Form 40-F     ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange act of 1934.]

Yes     ☒                               No     ☐

FORM 6-K
TABLE OF CONTENTS

For June 1, 2005 – September 2, 2005

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 99-1	Press Release – July 21, 2005 (Cardiome Completes ACT 3 Enrolment)

Exhibit 99-2	Material Change Report - Cardiome Completes ACT 3 Enrolment

Exhibit 99-3	Press Release – August 11, 2005 (Cardiome Reports Second Quarter Results)

Exhibit 99-4	Material Change Report - Cardiome Reports Second Quarter Results

Exhibit 99-5	Interim Financial Statements for the Quarter Ended June 30, 2005

Exhibit 99-6	Certification of Filings – CFO

Exhibit 99-7	Certification of Filings – CEO

Exhibit 99-8	Confirmation of Mailing

Exhibit 99-9	Press Release – August 15, 2005 (Cardiome Reports Clinical Results From OPT-CHF Study)

Exhibit 99-10	Material Change Report - Cardiome Reports Clinical Results From OPT-CHF Study

Exhibit 99-11	Press Release – August 29, 2005 (Cardiome Announces Letter of Intent to Acquire Artesian Therapeutics)

Exhibit 99-12	Material Change Report - Cardiome Announces Letter of Intent to Acquire Artesian Therapeutics

Exhibit 99-13	Press Release – August 31, 2005 (Cardiome Successfully Completes RSD1235 Oral Phase 1 Trial)

Exhibit 99-14	Material Change Report - Cardiome Successfully Completes RSD1235 Oral Phase 1 Trial

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)

Date: September 6, 2005

Christina Yip Vice President, Finance and Admin